January 3, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Victor Rivera Melendez/Ruairi Regan

Re: Red Oak Capital Fund VI, LLC
Request for Withdrawal of Offering Statement on Form 1-A
Filed January 3, 2023
File No. 024-12094

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Red Oak Capital Fund VI, LLC. (the “Company”), respectfully requests the withdrawal of its Offering Statement on Form 1-A/A (Accession Number: 0001654954-22-016460), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Offering Statement was erroneously filed as an amendment for File No. 024-12094, when it should have been filed as an amendment for File No. 024-12095. Likewise, on December 14, 2022, the separate offering statement on Form 1-A/A (Accession Number: 0001654954-22-016461) was erroneously filed as an amendment for File No. 024-12095, when it should have been filed as an amendment for File No. 024-12094. The Company is simultaneously filing a withdrawal request for that offering statement on Form 1-A/A as well. Subsequently, after filing each withdrawal request, the Company will file each correct offering statement under the correct file numbers.

In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

By:	/s/ Gary Bechtel
Gary Bechtel
Chief Executive Officer (Principal Executive Officer)